Exhibit 99.2

Vision Marine Technologies Completes US$16.3 Million At-the-Market Equity Offering Program

Following ATM completion, Vision Marine reports approximately US$9.5 million in unrestricted consolidated cash; pending real estate transactions, if completed, are expected to generate approximately US$5.58 million in estimated net equity proceeds.

BOISBRIAND, Québec, and FORT LAUDERDALE, Florida, July 14, 2026 – Vision Marine Technologies Inc. (NASDAQ: VMAR; TSXV: VMAR) (“Vision Marine” or the “Company”), a marine technology and recreational boating company combining proprietary high-voltage electric propulsion technology with a retail, marina and service platform, today announced the successful completion of its at-the-market (“ATM”) equity offering program, originally announced on January 23, 2026, pursuant to which the Company raised approximately US$16.3 million in aggregate gross proceeds.

The ATM program is complete, and no additional common shares will be issued under the completed program. Following completion of the ATM program and final settlement, the Company has 6,530,460 common shares outstanding and approximately US$9.5 million of unrestricted consolidated cash. This unrestricted cash balance reflects cash available to the Company following completion of the ATM program and excludes restricted cash balances.

In addition, Vision Marine expects to receive further cash from its previously announced pending Florida real estate transactions. If completed as currently contemplated, the transactions are expected to generate approximately US$13.1 million in aggregate gross sale proceeds and approximately US$5.58 million in estimated net equity proceeds to the Company before customary closing adjustments, taxes and transaction costs.

Management believes the enhanced liquidity resulting from the completed ATM positions Vision Marine to continue executing its operational priorities, including inventory optimization, marina operations, electric boat product development, disciplined working capital management and strategic growth initiatives. The expected net equity proceeds from the pending real estate transactions would provide further financial flexibility without the issuance of additional equity.

“Completing the ATM program, together with the expected non-dilutive capital from our pending real estate transactions, strengthens the foundation from which we can continue executing our strategy,” said Alexandre Mongeon, Chief Executive Officer and Co-Founder of Vision Marine. “Building on the operational progress achieved over the past year, we remain firmly focused on advancing E-Motion™ commercialization, expanding our electric boat portfolio, optimizing our retail, marina and service platform and building a more scalable foundation for the future of boating and long-term shareholder value.”

Raffi Sossoyan, Chief Financial Officer of Vision Marine, added: “The completion of the ATM program represents an important milestone in strengthening Vision Marine’s financial position. With approximately US$9.5 million of unrestricted consolidated cash and 6,530,460 common shares outstanding, we believe the Company is well positioned to execute its operational priorities while maintaining the financial flexibility to support future growth initiatives. This stronger liquidity position builds upon the positive operating cash flow generated during the first nine months of fiscal 2026 and supports our continued focus on disciplined capital allocation, working capital management and balance sheet optimization.”

ThinkEquity acted as the sole sales agent for the ATM program. Under the program, the Company issued 6,380,235 common shares for gross proceeds of US$16,334,922 less transactions costs of US$782,679.

The pending real estate transactions remain subject to customary closing conditions. There can be no assurance that the transactions will close on the anticipated terms or timing or that the estimated gross proceeds or net equity proceeds will be realized as currently anticipated.

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. (NASDAQ: VMAR; TSXV: VMAR) is a marine technology and recreational boating company focused on delivering an enhanced on-water experience across propulsion types.

The Company develops proprietary high-voltage electric propulsion technology through its E-Motion™ platform and supports its commercialization through a retail, marina, service and delivery platform. Vision Marine’s integrated operating model combines technology development, consumer access, service infrastructure and multi-brand boating operations.

Forward-Looking Statements

Certain statements contained in this news release constitute “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include, but are not limited to, statements regarding the Company’s strategy; future financial condition and operating performance; liquidity; working capital; the expected benefits of the completed ATM program; the anticipated receipt, timing and amount of proceeds from the pending real estate transactions; inventory optimization; marina operations; electric boat product development and expansion; capital allocation; future growth initiatives; commercialization of the Company’s E-Motion™ electric propulsion technology; and the Company’s pursuit of long-term shareholder value.

Forward-looking statements are based on management’s current expectations, estimates, assumptions and projections and involve known and unknown risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied by such statements. These risks include, among others, the Company’s ability to continue as a going concern; its history of operating losses; its ability to generate positive cash flow; its ability to obtain additional financing if required; compliance with applicable Nasdaq and TSX Venture Exchange continued listing requirements; the timing, completion and proceeds of the pending real estate transactions; successful integration and operation of acquired businesses; changes in consumer demand; macroeconomic conditions affecting the recreational boating industry; inflation; interest rates; supplier performance and availability; supply-chain disruptions; tariffs and international trade policies; competition; and the successful development and commercialization of the Company’s proprietary technology.

Additional information regarding these and other risks and uncertainties is contained in the Company’s filings with the U.S. Securities and Exchange Commission, available on EDGAR, and with Canadian securities regulatory authorities, available on SEDAR+.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. Except as required by applicable law, Vision Marine undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider, as that term is defined in the policies of the TSX Venture Exchange, accepts responsibility for the adequacy or accuracy of this release.

Investor and Company Contacts

Alexandre Mongeon
 Chief Executive Officer
Vision Marine Technologies Inc.
(450) 951-7009
am@v-mti.com

Raffi Sossoyan
 Chief Financial Officer
Vision Marine Technologies Inc.
(450) 951-7009
rs@v-mti.com

Bruce Nurse
 Investor Relations
Vision Marine Technologies Inc.
(303) 919-2913
bn@v-mti.com